October 6, 2020
Via E-mail

Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019


       Re:     Apartment Investment & Management Company
               Preliminary Solicitation Statement on Schedule 14A
               Filed September 29, 2020
               Soliciting Materials filed September 29, 2020 pursuant to Rule 14a-12
               Filed by Land & Buildings Investment Management, LLC et al File No. 001-13232

Dear Ms. Reda:

       We have reviewed the above-captioned filings and have the following comments.

PREC14A Filed September 29, 2020
General

1. It is our understanding that Aimco issued a press release on September 25, 2020, in which it informed stockholders that it would be filing and distributing white proxy or consent revocation cards in connection with the solicitation. Given that Aimco appears to have claimed the use of the white card in its DEFA14A filed September 25, 2020, we believe that
   Aimco has reserved the use of such card color. Accordingly, in order to avoid misleading or
   confusing Aimco   s shareholders when they receive your solicitation
statement, please choose
   an alternate card color.

Why You Were Sent the Solicitation Statement, page 2

2. Please revise to disclose the basis for the following statement of belief:
 We believe it is
   highly unlikely that both AIV and AIR combined will trade anywhere close to
AIV   s stated
   NAV of $58 per share.

3. Refer to the following statement on page 5:    Land & Buildings intends to
set [ ], 2020 as the
   goal for submission of such written requests.    With a view toward
additional disclosure,
   please advise us if Land & Buildings retains the right to change the planned date of submission (e.g., if the 25% approval threshold for calling a special meeting is not met by the stated goal for submission).
 Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
October 6, 2020
Page 2

Certain Information Regarding the Participants, page 12

4. Given the relationships among the participants in the solicitation described in this section, please revise the statements that certain of the participants in the
solicitation    may be
   deemed    the beneficial owner of the common stock owned by certain other participants to
   remove the uncertainty.

DFAN14A Filed September 29, 2020
General

5. We acknowledge your response to prior comment 3 and note that the CITI survey is not publicly available. With a view toward providing Aimco shareholders with sufficient information such that they can assess the relevance of the survey, and to the extent you make future references to the survey, disclose that the survey was conducted online, the participants were anonymous, and the sample size was limited.

6. Refer to the following statement in your press release:    [t]hese
disclosures also show that
   operating unit holders will not pay taxes or have a    step up,    meaning
that Chairman and
   CEO Terry Considine and the rest of the management team will have a material conflict in contemplating the transaction and moving forward, as they will not want to sell assets which could drive more value for common shareholders because of the substantial tax they would
   owe as a result of not having a    step up    in basis at the time of the
spin.    In future filings,
   any assertions about the motivation of third parties should be characterized as opinions or beliefs.
                                               * * *

       Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                             Sincerely,

                                                             /s/ Joshua
Shainess

                                                             Joshua Shainess
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions